AMENDED BYLAWS
OF
STRAIGHT TEETH SOLUTIONS, INC.

ARTICLE I - MEETINGS OF SHAREHOLDERS

<u>Section 1. Annual Meeting</u>. An annual meeting will be held annually for the purpose of electing members of the Board of Directors (the "Directors") of the Corporation and for transactions for such other business as may come before the meeting. The annual meeting will be held on a date and time designated by the Board of Directors. Attendance by any Shareholder by Skype, video conference, telephone or other method of virtual presence is acceptable as physical presence for quorum and voting purposes.

<u>Section 2. Special Meetings</u>. Special meetings of the Shareholders may be called at any time by the Board of Directors, by the President, or by Shareholders entitled to cast in total not less than 10 percent of the votes at that meeting. If a special meeting becomes called by anyone other than the Board of Directors, the person calling the meeting will make a written request to the Corporation specifying the time and date of the meeting and the general nature of the business proposed to be transacted.

<u>Section 3. Place</u>. Meetings of shareholders will be held at the principal place of business of the corporation or at such other place as is designated by the Board of Directors.

<u>Section 4. Notice</u>. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose(s) for which said special meeting is called, will be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered when deposited in the United States mail and addressed to the shareholder at his address as it appears on the stock transfer books or CAP Table of the corporation, with postage prepaid.

<u>Section 5. Notice of Adjourned Meeting</u>. When a meeting is adjourned to another time or place, it will not be necessary to give any notice of the adjourned meeting provided that the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At such an adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting will be given on the new record date as provided in this Article to each shareholder of record entitled to vote at such meeting.

<u>Section 6. Shareholder Quorum and Voting</u>. Fifty two percent (52%) of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum entitled to act at a meeting of Shareholders. Without a quorum, a majority of the represented Shareholders may adjourn the meeting to another time without further notice.

If a quorum is present the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter will be the act of the Shareholders unless otherwise provided by law.

<u>Section 7. Voting of Shares</u>. Each outstanding share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

<u>Section 8. Proxies</u>. A shareholder may vote either in person or by proxy provided that all proxies are executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy will be valid after 11 months from the date of signing unless otherwise provided in the proxy.

<u>Section 9. Action by Shareholders Without a Meeting</u>. Any action required or permitted by law, these bylaws, or the Articles of Incorporation of this corporation to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, provided that a written consent is filed setting forth the action so taken, and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, as provided by law.

ARTICLE II - DIRECTORS

<u>Section 1. Function</u>. All corporate powers, business, and affairs will be exercised, managed and directed under the authority of the Board of Directors.

<u>Section 2. Qualification</u>. Any Shareholder may be selected to serve as a Director. The President shall serve as Chairman of the Board of Directors.

<u>Section 3. Compensation</u>. No salary shall be paid for the Directors for their services but, by resolution, the Board of Directors may be paid a fixed sum and expense of attendance at any regular or special meeting of the Board of Directors; provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation.

<u>Section 4. Presumption of Assent</u>. A Director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken unless he votes against such actions or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 5. Number and Tenure. The Board will consist of up to twelve (12) members who will be natural persons, who shall be elected, and who shall hold office until they resign, or a successor becomes elected and qualified. Any Director may resign at any time upon notice given in writing to the Corporation. The authorized number of Directors will be 12 until changed by a duly adopted amendment to these bylaws adopted by the vote or written consent of a majority of the outstanding Shareholders entitled to vote.

At the annual Shareholders Meeting the shareholders will elect Directors to hold any vacancy on the Board. Each Director will hold office until his successor will have been qualified and elected, their prior resignation, their removal from office or their death.

Section 6. Vacancies. Any vacancy occurring in the Board of Directors will be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A Director elected to fill a vacancy will hold office only until the next election of Directors by the Shareholders.

Section 7. Removal of Directors. At a meeting of Shareholders called expressly for that purpose, any Director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of the majority of the shares then entitled to vote at any election of Directors.

Section 8. Quorum and Voting. A majority of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business. The act of a simple majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors. In the event of a deadlock in any vote, the Chairman shall cast the deciding vote.

Section 9. Executive and Other Committees. A resolution adopted by a majority of the Board of Directors, may designate from among its members an executive committee and/or other committee(s) which will have and may exercise all the authority of the Board of Directors to the extent provided in such resolution, except as is provided by law.

Section 10. Place of Meeting. Special or regular meetings of the Board of Directors will be held at the Corporations offices, or other location as designated by the Chairman.

Section 11. Notice, Time and Call of Meetings. An annual meeting of the Board of Directors shall be held without notice, at the same place as the Annual Shareholders meeting. Regular meetings of the Board of Directors shall be held at such times and places as may be fixed by the Board of Directors, or in these bylaws. No call or notice is required for regular meetings. Members of the Board of Directors may participate in any Board meeting by means of a conference video, Skype, telephone or similar communications equipment provided that all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting for purpose of quorum and voting.

Special meetings of the Board of Directors may be called by the Chairman, the President, or any two (2) of the Directors. Written notice of the time and place of special meetings of the Board of Directors will be given to each director by either personal delivery or email at least 5 days before the meeting or by notice mailed to the director at least 7 days before the meeting.

Notice of a meeting of the Board of Directors need not be given to any Director who signs a waiver of notice either before or after the meeting. Attendance of a Director at a meeting will constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted nor the purpose of regular or special meetings of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

A majority of the Directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting will be given to the directors who were not present at the time of the adjournment.

Section 12. Action Without a Meeting. Any action required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent will have the same effect as a unanimous vote.

Section 13. Annual Report to Shareholder(s). The Board of Directors shall cause an annual report to be sent to the shareholders no later than 120 days after the close of the fiscal or calendar year unless waived unanimously by the Shareholder(s).

ARTICLE III - OFFICERS

Section 1. Officers. The officers of this corporation will consist of a President, Secretary, and Treasurer each of whom will be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person. At the discretion of the Board of Directors, all officers of this cooperation may be paid a fixed amount of salary as their compensation for services. Unless the Board of Directors elects to pay a fixed salary, the officers shall serve without salary.

Section 2. Duties. The President of this corporation will generally and actively manage the business and affairs of the corporation subject to the directions of the Board of Directors. He will preside at all meetings of the shareholders and Board of Directors. The President, subject to the direction and controlled by the Board of Directors, shall be the chief executive officer of the corporation and have general supervision, direction, and control of the business and affairs of the corporation. He or she shall preside at all Board of Directors' and Shareholders' meetings. Unless otherwise stated by the Board of Directors and by these bylaws, the President shall have general powers and duties of management usually vested in the office of the President of a corporation and shall have other powers and duties which may be prescribed by the Board of Directors or by these bylaws.

The Secretary will have custody of, and maintain all corporate records, except the financial records. Furthermore, he will record the minutes of all meetings of the Shareholders and Board of Directors, send all notices of meetings and perform such other duties as may be prescribed by the Board of Directors or the President.

The Treasurer shall retain custody of all corporate funds and financial records, maintain full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President and perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Removal of Officers. An officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby. Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV - STOCK CERTIFICATES

Section 1. Stock Certificates and Notices. The shares of the corporation may be certificated or uncertificated, as provided under Florida law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 2. Transfer of Stock. The corporation will register a stock certificate presented for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized agent.

ARTICLE V. BOOKS AND RECORDS

Section 1. Books and Records. This Corporation will keep accurate and complete books, records of account, and minutes of the proceedings of all meetings of shareholders, Board of Directors, committees of directors. This Corporation will keep, at its registered office, principal place of business or office of its attorneys a record of all shareholders indicating the name, address and number of shares held by each registered shareholder. Any books, records and minutes may be in written form or in any other form capable of being converted into written form.

Section 2. Shareholder's and Director's Inspection Rights. Any person who has been or presently is a holder of record of shares or of voting trust certificates at least six months immediately preceding his demand, or for at least five percent of the outstanding shares of the corporation, or currently serves as a member of the Board of Directors, upon written demand stating the purpose thereof, will have the right to examine and to make extracts in person or by agent or attorney, at any reasonable time(s) during the corporations normal operating hours, for any proper purpose, the corporation's relevant books, records of accounts, minutes and records of shareholders.

Section 3. Financial Information. Not later than four months after the close of each fiscal year, this corporation will prepare a balance sheet showing the financial condition of the corporation at the close of the fiscal year, and a profit and loss statement showing the results of the operations of the corporation during the fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the corporation, the corporation will mail to each shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement. The balance sheet and profit and loss statement will be filed in the registered office of the Corporation in this state, will be kept for at least five years, and will be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

ARTICLE VI - EXECUTION OF CONTRACTS

The Board of Directors may authorize any officers, agent or agents, to enter into any contract or execute any agreements on behalf of the corporation.

ARTICLE VII - DIVIDENDS

The Board of Directors of this corporation may, from time to time declare dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent, subject to the provisions of the Oregon statutes.

ARTICLE VIII - AMENDMENT

These by laws may be altered, amended or repealed, and altered, amended or new bylaws may be adopted by a 52% majority of the Shareholders.

ARTICLE IX - CORPORATE INDEMNIFICATION PLAN

The corporation shall indemnify any person:

(1) Who was or is party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided in Florida Statutes.

(2) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or is a director, officer, employee, or agent of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against such costs and expenses, and to the extent and in the manner provided in Florida Statutes.

The extent, amount, and eligibility for the indemnification provided herein will be made by the Board of Directors. Said determinations will be made by a majority vote of a quorum consisting of Directors who were not parties to such action, suit, or proceeding or by the Shareholders by a majority vote of a quorum consisting of Shareholders who were not parties to such action, suit or proceeding.

The Corporation will have the power to make further indemnification as provided in Florida Statutes, except to indemnify any person against gross negligence or willful misconduct.

The corporation is further authorized to purchase and maintain insurance for indemnification of any person as provided herein and to the extent provided in Florida Statutes.

CERTIFICATE OF ADOPTION OF THE BYLAWS

This is to certify that I am the duly elected, qualified and acting Secretary of the Corporation and that these Bylaws were amended solely to reflect the previous change of the Company's name as adopted by a unanimous vote of the Shareholders on August 26, 2019 and filed and approved by the Florida Secretary of State on September 5, 2019.

In the witness whereof, I have hereunto set my hand this

September 6, 2019

Robert G. Schrader, Secretary